SECURITIE 02019135 ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 28 2002
535

SEC FILE NUMBER
8-47374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adviser Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Memorial Drive
(No. and Street)

Dublin (City) OH (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wesley F. Hoag 614-766-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Murphy, Grannis, Brickey & Co.
(Name – *if individual, state last, first, middle name*)

6059 Frantz Road, Suite 103 (Address) Dublin (City) OH (State) 43017-3367 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph A. Zarr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adviser Dealer Services, Inc., as of February 25, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

RUTH ANN KIRKPATRICK
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES APRIL 20, 2002

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Adviser Dealer Services, Inc.

December 31, 2001

Murphy,
Grannis,
Brickey & co.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Adviser Dealer Services, Inc.

We have audited the accompanying balance sheet of Adviser Dealer Services, Inc. as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adviser Dealer Services, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Murphy, Grannis, Brickey & Co.

MURPHY, GRANNIS, BRICKEY & CO.

Dublin, Ohio
February 25, 2002

6059 Frantz Rd. Suite 103 ◆ Dublin, Ohio 43017-3367 ◆ (614) 792-7882 ◆ (614) 792-7903

ADVISER DEALER SERVICES, INC.
BALANCE SHEET
December 31, 2001

ASSETS

Current Assets:	
Cash and cash equivalents	$ 249,179
Commissions and fees receivable	10,001
	259,180
Property and Equipment:	
Computer software	31,130
Accumulated depreciation	(11,852)
	19,278
	$ 278,458

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 145,387
Subordinated borrowing	100,000
Stockholder's Equity:	
Common stock, no par; 1,000 shares authorized, issued and outstanding	10,000
Retained earnings	23,071
	33,071
	$ 278,458

The accompanying notes are an integral part of the financial statements.

ADVISER DEALER SERVICES, INC.
STATEMENT OF OPERATIONS
for the year ended December 31, 2001

Revenue:	
Commissions and fees	$ 256,630
Marketing and administrative fees	218,988
Interest income	6,009
	481,627
Expenses:	
Commissions	145,499
Marketing expenses	46,093
Salaries and benefits	177,642
Regulatory fees and expenses	7,921
Interest expense	10,000
Other general and administrative expenses	91,320
	478,475
Net Income	$ 3,152

The accompanying notes are an integral part of the financial statements.

ADVISER DEALER SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
for the year ended December 31, 2001

	Common Stock	Retained Earnings	Total
Balances at December 31, 2000	$ 10,000	$ 19,919	$ 29,919
Net income		3,152	3,152
Balances at December 31, 2001	$ 10,000	$ 23,071	$ 33,071

The accompanying notes are an integral part of the financial statements.

ADVISER DEALER SERVICES, INC.
STATEMENT OF CASH FLOWS
for the year ended December 31, 2001

Cash Flows From Operating Activities:	
Net income	$ 3,152
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,230
Decrease in commissions and fees receivable	20,324
Increase in accounts payable and accrued expenses	46,579
Net Cash Provided by Operating Activities	80,285
Cash Flows From Investing Activities:	
Purchase of computer software	(10,000)
Net Change in Cash and Cash Equivalents	70,285
Cash and Cash Equivalents at December 31, 2000	178,894
Cash and Cash Equivalents at December 31, 2001	$ 249,179
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ 14,167
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of the financial statements.

1. Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Meeder Financial, Inc.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents:

Management considers as cash and cash equivalents all checking, savings and money market mutual fund accounts.

Depreciation:

Depreciation is provided using the straight line method over the estimated useful life of the asset which is three years.

Income Taxes:

Meeder Financial, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Financial, Inc. has elected to be treated as an S Corporation as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided, however, the Company is liable for any local income taxes.

Concentration of Credit Risk:

From time to time the Company maintains cash deposits in excess of federally insured limits.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Parties:

The Company is affiliated through common ownership with Meeder Asset Management, Inc. which provides investment advisory services. During 2001, the

(continued)

Company earned $74,573 in commissions and fees from the sale of shares of mutual funds managed by Meeder Asset Management, Inc. and the Company billed Meeder Asset Management, Inc. $218,988 in administrative fees. In addition, Meeder Asset Management, Inc. was reimbursed $269,823 for the Company's allocable share of administrative and operating expenses. At December 31, 2001, the Company owed Meeder Asset Management, Inc. $114,736 which is included in accounts payable and accrued expenses in the accompanying balance sheet.

At December 31, 2001, the Company owed MV Marketing, Inc. $571 which is included in accounts payable and accrued expenses in the accompanying balance. MV Marketing, Inc. is owned by one of the shareholders and a former shareholder of Meeder Financial, Inc.

At December 31, 2001, the Company also owed Meeder Asset Management, Inc. $2,777 for commissions and owed Mutual Funds Service Co. $352 for fees. These amounts are included in accounts payable and accrued expenses in the accompanying balance sheet. The Company is affiliated through common ownership with Mutual Funds Service Co., which provides administrative, transfer agency, shareholder and accounting services. At December 31, 2001, Mutual Funds Service Co. owed the Company $10,001 for commissions which is included in commissions and fees receivable in the accompanying balance sheet.

4. Subordinated Borrowings:

The borrowings under subordination agreements at December 31, 2001, are as follows:

Subordinated note payable to Meeder Financial, Inc., with interest at 10 percent, due on November 30, 2005	$ 100,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Net Capital Requirements:

The company is subjected to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2001, the Company had net capital of $102,681 calculated as follows:

Stockholder's equity	$ 33,071
Plus subordinated borrowings	100,000
Less unallowed assets	(29,279)
Less haircuts on securities	(1,111)
	$ 102,681

(continued)

At December 31, 2001, the Company's net capital was $92,988 in excess of its required net capital of $9,693. The net capital agrees with the amount reported by the Company in Part II of its FOCUS Report as of December 31, 2001. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 1.42 to 1.

Murphy,
Grannis,
Brickey & co.
Certified Public Accountants

ADVISER DEALER SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder
Adviser Dealer Services, Inc.

In planning and performing our audit of the financial statements of Adviser Dealer Services, Inc., for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

6059 Frantz Rd. Suite 103 ◆ Dublin, Ohio 43017-3367 ◆ (614) 792-7882 ◆ (614) 792-7903

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 7a-5(g) under the Securities Exchange act of 1934 and should not be used for any other purpose.

Murphy, Grannis, Brickey & Co.

MURPHY, GRANNIS, BRICKEY & CO.

Dublin, Ohio
February 25, 2002